SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

E Com Ventures, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

26830K-20-5

(CUSIP Number)

Ilia Lekach

137 Golden Beach Drive

Golden Beach, FL 33160

(305) 933-9147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26830K-20-5	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 210,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 210,000 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26830K-20-5	13D	Page 3 of 5 Pages

This amendment (the “Amendment”), to the Statement on Schedule 13D, dated October 31, 1994 (the “Schedule 13D”), is being filed on behalf of Ilia Lekach (“Lekach”).

Item 1. Security and Issuer.

Item 1 is to read as follows:

This statement relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of the Issuer.

The principal executive offices of the Issuer are located at 251 International Parkway, Sunrise, Florida 33325.

Item 2. Identity and Background.

Item 2 is to read as follows:

This Statement is being filed by Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160. Prior to February 10, 2004, Lekach was the Chairman of the Board and Chief Executive Officer of the Issuer. Lekach is currently Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a company engaged in the creation, design, manufacture, distribution and sale of fragrances and beauty related products, having its principal executive offices at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

The Reporting Person has not, during the last five years, been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is to read as follows:

See the description in Item 4.

Item 4. Purpose of Transaction.

Item 4 is to read as follows:

Depending on market conditions, Lekach may acquire additional securities of the Issuer or dispose of the securities of the Issuer.

CUSIP No. 26830K-20-5	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is to read as follows:

Based on a total of 2,876,801 common shares issued as stated in the Issuer’s Form 10-Q as of June 14, 2004, the Reporting Person has effected the following transactions in the Shares:

Date	Number of Shares	Price per Shares	Nature of Transaction
6/30/04	19,800	$8.6432	Open market purchase
7/01/04	16,950	$9.7289	Open market purchase
7/02/04	13,250	$10.6305	Open market purchase
7/02/04	10,000	$10.3515	Open market purchase

Total	60,000

Item 6. Material to be Filed as Exhibits.

Item 6 is not applicable.

CUSIP No. 26830K-20-5	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2004	ILIA LEKACH

/s/ Ilia Lekach
Ilia Lekach